Sheri Born Work History

Cellular Sales of Knoxville/Illinois
Office Manager
2018-Present

Dayspring Academy (FL) and Pasco County Schools (FL)
Elementary Educator
2015-2018

Fitbody Bootcamp
Personal Trainer
2012-2018